Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For September 24, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA - England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes☐     No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82  ___

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
     The following documents are filed herewith:
INDEX
DOCUMENT

Exhibit 99.1	Preliminary announcement of the results for the year ended July 31, 2007
SAFE HARBOR STATEMENT
     Exhibit 99.1 attached hereto contain forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995, including statements regarding the development of Wolseley’s business during the year ended July 31, 2007 and the outlook for the next year. Forward-looking statements involve risks and uncertainties. Wolseley’s actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including, but not limited to, risks associated with changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in the US, Canada and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; Wolseley’s ability to identify, successfully integrate and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; risks related to litigation; continued development of e-business distribution alternatives; and changes in exchange rates. For a discussion of these and other factors which may cause Wolseley’s results to differ materially from the forward-looking statements set forth in the press release, please read the discussion of these risks in the documents Wolseley files from time to time with Securities and Exchange Commission, including Wolseley’s Registration Statement on Form 20-F and 20-F/A.
     Wolseley does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: September 24, 2007	By:	/s/ C P Watters

Charles P Watters
Interim Group Company Secretary and Counsel